SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CONTENTS

1. 1Q22 HIGHLIGHTS	5
1.1 CONSOLIDATED	5
1.2 ESG	6
2. VALUE CREATION STRATEGY	7
3. GLOBAL PETROCHEMICAL INDUSTRY	12
4. PERFORMANCE BY SEGMENT	14
4.1 BRAZIL	14
4.2 UNITED STATES & EUROPE	23
4.3 MEXICO	26
5. CONSOLIDATED FINANCIAL OVERVIEW	30
5.1 REVENUE BY REGION	30
5.2 COST OF GOODS SOLD (COGS)	31
5.3 OTHER REVENUE (EXPENSE), NET	31
5.4 RECURRING EBITDA	32
5.5 FINANCIAL RESULT	32
5.6 NET INCOME	33
5.7 INVESTMENTS	34
5.8 CASH FLOW	35
5.9 DEBT MATURITY PROFILE AND RATING	36
6. ESG	39
6.1 ENVIRONMENTAL	39
6.2 SAFETY AND SOCIAL RESPONSIBILITY	40
6.3 CORPORATE GOVERNANCE	40
7. CAPITAL MARKETS	41
7.1 STOCK PERFORMANCE	41
7.2 CORPORATE DEBT SECURITIES PERFORMANCE	42
8. LIST OF ANNEXES:	43

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FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from COVID on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the from the geological event in Alagoas and related legal procedures and the unprecedented impact from COVID on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.

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BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest resins producer in the Americas and the world’s leading biopolymers producer, presents its 1Q22 Earnings Release.

1Q22 Earnings Conference Call / Webcast
(in Portuguese with simultaneous translation into English)
May 12, 2022 (Thursday)
10 a.m. (US ET)
11 a.m. (Brasília)
7 a.m. (Los Angeles)
3 p.m. (London)
Dial-in: +55 (11) 4090 1621
                   +1 (412) 717-9627
Code: Braskem
Webcast

English: Clique aqui

Portuguese: Clique aqui

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br.

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Braskem Reports Recurring EBITDA of US$920 million in 1Q22

In May, Braskem distributed R$1.35 billion in additional dividends for fiscal year 2021

1.	1Q22 HIGHLIGHTS
1.1	CONSOLIDATED

▪	In 1Q22, the Company’s Recurring EBITDA was US$920 million, 19% lower than 4Q21, mainly due to: (i) the normalization of international spreads for main chemicals and resins in Brazil, for PP in the USA & Europe and for PE in Mexico; (ii) lower sales volume of main chemicals and resins in the Brazil segment; and (iii) the appreciation of the Brazilian real against the U.S. dollar of 6.3%. Compared to 1Q21, the Company’s Recurring EBITDA in U.S. dollar contracted 27%, due to: (i) the normalization of international spreads for main chemicals, PE and PP in Brazil, for PP in the USA and for PE in Mexico; (ii) the lower sales volume of resins in Brazil and PP in Europe; and (iii) the appreciation in the Brazilian real against the U.S. dollar of 4.4%. In Brazilian real, Recurring EBITDA was R$4.8 billion, lower 23% and 30% than 4Q21 and 1Q21, respectively, due to the appreciation of the Brazilian real against the U.S. dollar.
▪	In the quarter, the Company recorded net income[1] of R$3.9 billion, representing R$4.88 per common share and class “A” preferred share[2]. Additionally, the Company’s net margin in the period was 15%.
▪	In May, the Company paid additional dividends of R$1.35 billion, based on the results for fiscal year 2021, which, added to the R$6.0 billion prepaid in December 2021, brings the total to R$7.35 billion, corresponding to 77.5% of the adjusted net income for 2021.
▪	The Company’s recurring cash flow was of R$467 million and return[3] on cash flow was of 28% in 1Q22. Adding payments related to the Alagoas geological event, the Company presented in 1Q22 a cash consumption of R$176 million and return³ on cash flow was of 21%.
▪	Corporate leverage, measured by the ratio of adjusted net debt to Recurring EBITDA[4] in U.S. dollar, ended the quarter at 1.00x.

[1] Based on net profit (loss) attributable to the shareholders of the Company.

[2] For the class “B” preferred shares, the amount is R$0.61 per share.

[3] Corresponds to cash flow in U.S. dollar in the last 12 months divided by the Company's market capitalization in the quarter.

[4] Excludes the Project Finance in Mexico and based on Recurring EBITDA.

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▪	The cash position was US$1.8 billion, a level that guarantees coverage of debt maturities for the next 69 months. This position does not consider the international revolving credit line (stand by) available in the amount of US$1.0 billion, with maturity until 2026, which increases the company's liquidity.
▪	In January, the Company disbursed the funds related to the first CRA - Agribusiness Receivables Certificates structured by the Company for the purchase of ethanol, which is used as feedstock to produce Green PE (I’m greenTM bio-based) and ETBE. This operation, in the amount of R$721 million in two series of 7 years and 10 years, highlights Braskem's entry into the Brazilian fixed income market.

1.2	ESG

Recognition

▪	CDP Supplier Engagement Rating: Braskem has invited its critical suppliers to take part in the CDP Supply Chain assessment based on sustainability criteria, since 2016. Suppliers’ participation in the Climate and Water themes achieved 87% and 79%, respectively, placing Braskem as a leader in the CDP Supplier Engagement Rating.

Environmental

▪	Mechanical Recycling (Brazil): in March, the first mechanical recycling line in Brazil was inaugurated in Indaiatuba, São Paulo. The project was made feasibly by the collaboration with Valoren, a company that specializes in the development of new technologies and the management of solid waste recycling. Annually, 250 million units of post-consumer packaging consisting of polyethylene and polypropylene are expected to be converted into 14,000 tons of high-quality resins for reuse as raw materials by the plastics converter industry.
▪	Advanced Recycling (USA): acquisition of non-controlling interest in Nexus Circular LLC in January 2022. Nexus is a company engaged in advanced recycling that converts plastics that would have been sent to landfills into circular feedstock used in the production of sustainable virgin plastics. The equity investment allows Braskem to participate in the growing chemical recycling market, supporting Braskem's strategy to drive plastic circularity.
▪	EDF Renewables: in April, Braskem announced that it entered into a second wind power purchase agreement with EDF Renewables Latin America, which will enable the construction of a new complex in southeastern Bahia. The new wind power complex, which is planned to come up in 2024, provide sustainable energy to operations for the next 20 years.
▪	Casa dos Ventos: Braskem acquired non-controlling equity interests in the special purpose companies, Ventos de Santa Amélia and Ventos de Santo Abelardo, both of which are managed by FIP Salus of the Casa dos Ventos group, essentially making the Company as a renewable energy self-producer.
▪	Partnership with Sojitz: in March, Braskem announced that it signed a cooperation agreement with Sojitz Corporation to form a joint venture for producing and selling monoethylene glycol (bio-MEG) and monopropylene glycol (bio-MPG), subject to approval from the relevant antitrust authorities. Furthermore, the business plan of the Joint Venture entails investments for the construction of three industrial plants in the first phase, conditioned on the conclusion of technological development, which will be aided by the Danish Company Haldor Topsoe.

Social

▪	Health and Safety: in the quarter, the consolidated reported and lost time injury-frequency rate was 1.18 event per million hours worked, an 55% increase over the same period of 2021. The TIER 1[5] rate was 0.07 event per million hours worked, a 12% decrease from the first quarter of 2021, which positions Braskem on par with its peers in the global chemical industry considered references in safety. Meanwhile, the TIER 2[6] rate was 0.44 event per million hours worked.

[5] Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 1, based on the product released, or any release that causes: fatality or lost-time injury of an employee or third party, hospital damages or fatality of the external public, financial losses greater than US$100,000, or evacuation of the community.

[6] Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 2, based on the product released, or any release that causes: reportable injury of own employee or third party and financial loss greater than US$2,500.

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Governance

▪	Sustainable Development Advisory Board: the Company established an external sustainable development advisory board comprised of four independent professional chosen for their experience and diversity of backgrounds. The external board will support the Global Sustainable Development Committee, which is integrated by Company leaders, in guiding the plans for 2030 and 2050, based on unbiased perspectives of issues related to the environment, health and safety, social responsibility and other relevant ESG topics. Two meetings were held in 2022 in which themes involving Climate Change and the Circular Economy were discussed with members.

2.	VALUE CREATION STRATEGY

Braskem’s strategic goal is to meet the needs of its clients in the chemicals and plastics value chain in a sustainable way and maximize the return on the capital invested by its shareholders, with a focus on PE, PP, PVC, basic chemicals and renewable and recycled products.

In this sense, the Company has clearly defined the following strategic pillars, which are:

•	Productivity and Competitiveness: improvements in the existing operations, focusing on operating efficiency and excellence, sales and logistics effectiveness, and leadership in costs
•	Diversification: diversifying its feedstock and supplier profile to reduce volatility in its results and mitigate risks related to feedstock supply, as well as diversifying geographically to ensure access to regional opportunities and to protect operations against local political and economic risks
•	Sustainability: operating in alignment with the United Nations Sustainable Development Goals producing a portfolio of renewable and recycled products, improving people's lives by creating sustainable solutions through chemicals and plastics

Guided by its strategic pillars, Braskem’s growth is made possible by its innovation, people, corporate culture and corporate governance. The Company believes that its main growth avenues are concentrated in (i) renewables, (ii) recycling; and (iii) existing businesses with productivity and competitiveness.

Braskem has various projects to support each of its growth avenues, which include:

1)	Grow in Renewables:

The Company is committed to achieving 1.0 million tons of green PE production capacity by 2030 and is working to reach this goal through potential strategic and financial partnerships.

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In this sense, the following projects stand out:

Project to expand green ethylene production capacity in the Triunfo Petrochemical Complex in Rio Grande do Sul

Expansion of the current green ethylene production capacity from 200 kta to 260 kta using feedstock made from sugarcane ethanol.

Project to build a new green ethylene plant in Thailand (MOU with SCG Chemicals)

Execution of a memorandum of understanding with SCG Chemicals to conduct feasibility studies for a joint investment in a green ethylene plant in Thailand.

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Project for joint licensing of green ethylene technology (partnership with Lummus Technology)

Partnership to develop and license Braskem's technology to produce green ethylene. The partnership will bring complementary expertise to accelerate Braskem's commitment to reach 1.0 million tons of green PE production capacity by 2030, extend the geographic reach of green ethylene production technology globally, and accelerate the use of bioethanol to chemicals and plastics.

2)	Grow in Recycling:

One of the Company’s goals is to increase its sales volume of recycled products. By 2025, Braskem’s goal is to expand its portfolio to reach 300,000 tons of thermoplastic resins and chemical products with recycled content and 1.0 million tons of thermoplastic resins and chemical products with recycled content by 2030.

Additionally, the Company is working to prevent 1.5 million tons of plastic waste from being sent to incineration, landfills, or deposited in the environment by 2030. In this sense, the following projects stand out, which are mainly related to working through partnerships with other companies in our value chain to strengthen mechanical and advanced recycling globally:

Project for the construction of the first advanced recycling unit in Brazil

In partnership with Valoren, construction of the first advanced recycling unit in Brazil, with the objective of chemically transforming, through the pyrolysis process, plastic waste into circular feedstock.

3)	Grow the Existing Businesses with Productivity and Competitiveness:

The Company will continue to invest in existing businesses to maintain productivity and competitiveness, focusing on operational efficiency and excellence, optimizing sales and logistics, leadership in costs and competitive advantages through client relations. The highlights on this front are the Transform For Value Program and the following projects:

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Project to build an Ethane Import Terminal in Mexico

Construction of an ethane import terminal in Mexico, allowing total independence from a single supplier, in addition to enabling the expansion of approximately 20% of Braskem Idesa's PE (ethane-based) production capacity.

Transform For Value Program

The Transform for Value (TFV) Program ended 2021 on pace to capture approximately US$277 million/year[7] in initiatives that reached more advanced stages of maturity. The accumulated capture in 2021 of these initiatives totaled about US$154 million.

During the first quarter (1Q22), there was little variation in the rate of capture, ending the quarter reaching the mark of US$245 million/year7. The accumulated capture in 1Q22 of these initiatives totaled approximately US$62 million, which shows a significant evolution of the program when compared to the same quarter of last year. The rate of capture represents, mostly, a direct impact on the company's EBITDA, which can occur in four ways: increase in net revenue, reduction of variable costs, reduction of fixed cost or reduction of SG&A. The table below shows the breakdown of the capture rate of US$245 million/year7 achieved in the first quarter of 2022, by type of impact on EBITDA and region:

About one third of the capture rate value of US$ 245 million/year7 can be associated with Digital Transformation initiatives, which make relevant use of digital technologies in their scopes, such as: automation and instrumentation, new software and systems, advanced analytics, machine learning, cloud services, among others.

[7] Considering only initiatives in stage 4 (Run-rate), when measurements of gains could vary as actions advance, and in stage 5 (Concluded), after stabilization and/or the internal audit.

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In addition, other initiatives in more preliminary phases, such as planning or execution, under the management of the areas[8] that make up the scope of the program, added approximately US$401 million/year to the pipeline's potential to be captured by 2023.

As already anticipated, the normalization of the petrochemical scenario impacted the quantification of initiatives. In addition, the gradual reduction in efficiency began to impact the values of initiatives that reached a more advanced stage of maturity (stage 5 – completed). However, these negative impacts were partially offset by the identification of new opportunities to capture value and the advancement of relevant initiatives to stages 4 & 5 – progress that should intensify throughout the year with the new crop of initiatives that entered the pipeline in this first quarter of 2022.

For 2022, the Company's objective is to move forward with the program's activities, reaching a capture of recurring gains in the amount of approximately US$302 million/year[9] in initiatives in more advanced stages.

[8] Transformation Office, Digital Center, Energy, Continuous Improvement and Competitiveness & Productivity (C&P) CAPEX

[9] Considering only initiatives in stage 4 (Run-rate), when measurements of gains could vary as actions advance, and in stage 5 (Concluded), after stabilization and/or the internal audit.

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3.	GLOBAL PETROCHEMICAL INDUSTRY

| International References¹ (US$/ton) | 1Q22 (A) | 4Q21 (B) | 1Q21 (C) | Chg. (A)/(B) | Chg. (A)/(C) |
|---|---|---|---|---|---|
| **Brazil** | | | | | |
| **Prices** | | | | | |
| Brent (US$/bbl) | 101 | 80 | 61 | 27% | 66% |
| Naphtha | 884 | 734 | 544 | 20% | 63% |
| Ethane | 297 | 290 | 178 | 3% | 67% |
| Propane | 677 | 650 | 467 | 4% | 45% |
| Resins (i) | 1,369 | 1,454 | 1,430 | -6% | -4% |
| PE US | 1,451 | 1,571 | 1,567 | -8% | -7% |
| PP Asia | 1,255 | 1,234 | 1,302 | 2% | -4% |
| PVC Asia | 1,315 | 1,532 | 1,187 | -14% | 11% |
| Main Chemicals (ii) | 1,228 | 1,148 | 919 | 7% | 34% |
| Caustic Soda US | 705 | 677 | 193 | 4% | 265% |
| EDC US | 635 | 937 | 578 | -32% | 10% |
| **Spreads** | | | | | |
| **Resins (i)** | **488** | **672** | **866** | **-27%** | **-44%** |
| PE US (iii) | 638 | 883 | 1,063 | -28% | -40% |
| PP Asia | 372 | 500 | 758 | -26% | -51% |
| PVC Spread Par (iv) | 969 | 1,229 | 718 | -21% | 35% |
| **Main Chemicals (v)** | **344** | **414** | **375** | **-17%** | **-8%** |
| **USA & Europe** | | | | | |
| PP US | 2,565 | 2,756 | 2,579 | -7% | -1% |
| PP Europe | 2,033 | 2,004 | 1,587 | 1% | 28% |
| **Average Price - US and Europe (vi)** | **2,416** | **2,545** | **2,301** | **-5%** | **5%** |
| Propylene Polymer Grade US | 1,396 | 1,448 | 1,609 | -4% | -13% |
| Propylene Polymer Grade Europe | 1,530 | 1,437 | 1,066 | 7% | 43% |
| **Average Price - Raw Material (vii)** | **1,434** | **1,445** | **1,457** | **-1%** | **-2%** |
| PP US Spread | 1,168 | 1,308 | 970 | -11% | 20% |
| Europe PP Spread | 503 | 567 | 520 | -11% | -3% |
| **PP US and Europe - Average Spread** | **982** | **1,101** | **844** | **-11%** | **16%** |
| **Mexico** | | | | | |
| PE US (1) | 1,407 | 1,607 | 1,583 | -12% | -11% |
| Ethane US (2) | 297 | 290 | 178 | 3% | 67% |
| **PE US - Spread (1-2)** | **1,109** | **1,317** | **1,406** | **-16%** | **-21%** |

¹Source: External consulting (Spot Price)

(i)PE US (54%), PP Asia (33%) e PVC Asia (13%)

(iii) PE US -Naphtha (82%)+ PE US - 0,5*Ethane - 0,5*Propane (18%)

(iv) PVC Asia + (0.685*Soda US) - (0.48*Ethylene Europe) - (1.014*Brent)

(v) Main Chemicals - Naphtha

(vi) PP USA (72%) and PP Europe (28%)

(vii) Propylene USA (72%) and Propylene Europe (28%)

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BRAZIL

▪	PE Spread[10]: decreased compared to 4Q21 (-28%).
o	The PE price in the United States fell in relation to 4Q21. Despite the domestic demand being healthy, the decrease in price was mainly explained by oversupply in the local market due to global logistics constraints and the inability to export, increasing the level of inventories of local PE producers.
o	The naphtha price also rose, following higher oil prices in the international market during the period, reflecting the geopolitical tensions between Russia and Ukraine and, consequently, the concerns that the sanctions imposed on Russia will jeopardize the energy supply for the rest of the world.
o	Compared to the same quarter of 2021, the spread narrowed by 40%, mainly due to the impacts of Winter Storm Uri in the U.S. Gulf Coast, which caused the temporary closure of some PE plants in the region in 1Q21, reducing PE supply.
▪	PP Spread[11]: decreased compared to 4Q21 (-26%).
o	The PP price in Asia increased in relation to 4Q21, mainly due to higher naphtha ARA price, partially offset by the lower demand.
o	The spread decreased compared to previous quarter due to higher feedstock price, given the current geopolitical context, as mentioned above.
o	Compared to the same quarter of 2021, the spread decreased 51%, explained by: (i) weaker demand in Asia; and (ii) global supply constraints in 1Q21 due to Winter Storm Uri in the U.S. Gulf Coast.
▪	PVC Spread Par[12]: decreased 21% compared to 4Q21.
o	PVC Spread Par decreased mainly explained by: (i) the decline in the PVC price, influenced by the supply normalization after the easing of China's policy of control over energy consumption; (ii) weaker PVC demand due to seasonality; and (iii) the increase in the oil and naphtha ARA price due to the current geopolitical scenario.
o	Compared to 1Q21, the spread Par increased 35%, positively influenced by the higher caustic soda price in the United States due to supply restrictions of the product.
▪	Main Chemicals Spread[13]: decreased by 17% compared to 4Q21
o	Despite the increase in the price of naphtha ARA in 1Q22, which influenced the increase in the prices of most of the main chemicals, the spread was mainly impacted by the 17% drop in the international price of butadiene, given the greater supply of this product in the market, mainly in the USA.
o	Compared to the same quarter last year, the spread narrowed 8%, mainly due to the increase in oil and naphtha prices in the international market explained by the current geopolitical scenario.

UNITED STATES & EUROPE

▪	U.S. PP Spread[14]: decreased compared to 4Q21 (-11%).

[10] (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% U.S. ethane price – 50% US propane price)*18%.

[11] PP Asia Price – Naphtha ARA price.

[12] The PVC Par spread better reflects the profitability of the Vinyls business, which is more profitable compared to the temporary/non-integrated business model of 2019/20, under which the Company imported EDC and caustic soda to keep serving its clients. Its calculation is PVC Asia Price + (0.685*US Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent).

[13] Average price of main chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), according to Braskem’s sales volume) - Naphtha ARA price.

[14] U.S. PP – U.S. propylene price

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o	The lower PP price in the United States was mainly due to: (i) higher product availability, after the normalization of production in some plants, associated with the high inventories of American producers; and (ii) lower demand compared to 4Q21. The propylene price also decreased, due to the better supply in 1Q22 compared to 4Q21, with the normalization of production and increased availability at refineries in the USA.
o	In relation to the same quarter last year, the spread increased 20%, mainly due to higher feedstock price in 1Q21, explained by the lower supply caused by Winter Storm Uri.
▪	Europe PP Spread[15]: decreased compared to 4Q21 (-11%).
o	The PP price in Europe remained stable, supported by healthy demand and global supply chain constraints. On the other hand, the propylene price increased due to the higher oil price in the international market, reflecting the geopolitical tensions between Russia and Ukraine.
o	Compared to the same quarter of last year, the spread narrowed 3%, mainly because 1Q21 was impacted by lower supply due to operational issues, difficulty in product imports and strong demand in the period.

MEXICO

▪	North America PE Spread[16]: decreased compared to 4Q21 (-16%).
o	Despite the domestic demand being healthy, the decrease in PE price in the US was mainly explained by the oversupply in the local market due to global logistics constraints and the inability to export, increasing the level of inventories of local PE producers. Meanwhile, the ethane price increased 3%, due to the increase in the natural gas price in the region, following the trend of increasing commodities in general due to the current geopolitical context.
o	Compared to the same quarter last year, the spread decreased 21%, mainly explained by the global supply constraints in 1Q21 caused by Winter Storm Uri that hit the U.S. Gulf Coast.

4.	PERFORMANCE BY SEGMENT
4.1	BRAZIL

Recurring EBITDA was US$477 million (R$2.5 billion), 37% lower than 4Q21, mainly due to (i) the lower international spreads of main chemicals and resins; (ii) the lower sales volume of main chemicals and resins; and (iii) the Brazilian real appreciation against the U.S. dollar of 6.3%. This segment represents 53% of the Company’s consolidated Recurring EBITDA.

Compared to 1Q21, the decline was 49%, due to (i) the lower international spreads of main chemicals, PE and PP; (ii) the lower resins sales volume; and (iii) the Brazilian real appreciation against the U.S. dollar of 4.4%.

[15] EU PP – EU propylene price

[16] U.S. PE – U.S. ethane price

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4.1.1	OPERATIONAL OVERVIEW

a) Feedstock: the Company has four petrochemical complexes in the Brazil segment that use naphtha, ethane/propane and HLR as feedstock to produce ethylene and its respective by-products, which subsequently are used as feedstock to make thermoplastic resins (PE, PP and PVC) or sold to third parties.

Petrochemical complexes in Bahia, São Paulo and Rio Grande do Sul

Naphtha: in line with the Company’s strategy to diversify its supplier base, the Brazil segment continued to acquire naphtha through supply agreements with international suppliers, with naphtha imports accounting for approximately 62% of total naphtha consumption in 1Q22.

Petrochemical Complex in Rio de Janeiro

Ethane/Propane: Braskem acquired 98% of the ethane/propane consumed in 1Q22 from domestic suppliers.

b) Resins demand in the Brazilian market (PE, PP and PVC): in line with 4Q21 (+1%). Compared to same quarter of 2021, demand decreased (-17%), explained by the restocking trend in the converter chain in 1Q21 after the impacts from COVID.

c) Average utilization rate of petrochemical crackers: in line with 4Q21 (+1 p.p.). Compared to 1Q21, the utilization rate of the petrochemical crackers increased (+4 p.p.), due to the pit stop (rapid scheduled maintenance shutdown) at the petrochemical crackers in Rio Grande do Sul in 1Q21.

d) Resins sales volume: in the Brazilian market, increased compared to 4Q21 (+2%), positively impacted from stronger demand for PE and PP for the restocking in the chain. Compared to 1Q21, sales volume decreased (-7%), mainly due to weaker resins demand in the Brazilian market, due to the restocking effect in the chain in 1Q21 after the impacts of COVID.

Exports decreased in relation to 4Q21 (-16%), due to the prioritization of serving the Brazilian market and the logistic constraints. Compared to 1Q21, export volume increased (+25%), explained by the higher availability of product for export.

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e) Main chemicals sales volume: in the Brazilian market, sales volume increased in relation to 4Q21 (+2%), supported by the higher sales volume of paraxilene, due to the higher production in the period as a consequence of the scheduled maintenance shutdown in 4Q21. Compared to 1Q21, sales volume increased (+3%), due to the higher sales volume of gasoline, due to the social isolation measures in 1Q21.

Exports decreased compared to 4Q21 (-47%), mainly due to the lower ethylene and benzene exported volumes, and in the case of benzene, priority was given to serving the Brazilian market and healthy demand. Compared to 1Q21, exports decreased (-24%), due to the lower ethylene sales.

4.1.2	GEOLOGICAL EVENT IN ALAGOAS
a)	Provisions

As assessed by the Company and its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision on March 31, 2022 was R$7.1 billion, with R$4.0 billion under current liabilities and R$3.1 billion under non-current liabilities.

The following table shows the changes in the provision in the period:

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The current provision can be segregated into the following action fronts:

a.	Support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

For these actions, the recorded amount of R$3,0 billion (2021: R$3,4 billion) comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b.	Actions for closing and monitoring the salt wells, environmental actions and other technical matters. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. Based on studies of the specialists, the recommendation was to fill 9 salt wells with solid material, a process that should take 4 years. For the remaining 26, the recommended actions are: conventional closure using the tamponade technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some wells, sonar monitoring.

The monitoring system implemented by Braskem envisages actions to be developed during and after the closure of wells, focusing on safety and monitoring of region's stability.

The Company's actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by the ANM.

In December 2021, the environmental diagnosis study indicated preliminary proposal of actions for addressing the environmental impacts identified, which should still follow the process established in the Socio-Environmental Reparation Agreement.

The provisioned amount of R$1,6 billion (2021: R$1,7 billion) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the wells, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, the monitoring of the ongoing measures and other possible natural alterations.

c.	Social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,6 billion for the adoption of actions and measures in vacated areas, urban mobility, and social compensation actions, of which R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The provision amount, updated by inflation index established in the agreement and net of present value adjustment, is R$1,5 billion (2021: R$1,6 billion).

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d.	Additional measures, for which the provision amounts to R$1,0 billion (2021: R$1,0 billion), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure for assisting residents; (iv) expenses with managing the event in Alagoas relating to communication, compliance, legal services, etc.; (v) additional measures to assist the region and maintenance of areas; and (vi) other matters classified as a present obligation for the Company, even if not yet formalized.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method; the success of action plans; new repercussions or developments arising from the geological event; and the conclusion of studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the mine closure plans are also subject to the analysis and approval by the ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of geological events.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plans to close the wells may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the conclusion of the studies to confirm the natural filling of certain cavities and the assessment of the future behavior of cavities to be monitored using sonar, could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be proposed considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

At this time, the preliminary actions for addressing the environmental impacts are already being mapped, but it is still impossible to predict the outcome of the environmental diagnosis, as well as possible costs to be added in the Company’s provisions.

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió. Regarding developments in this topic, on February 25, 2022, the Municipality of Maceió signed the Declaration of Partial Acceptance of the Socio-environmental Reparation Agreement, which addresses the allocation of resources provided for in said agreement for Urban Mobility actions.

The Company continues in negotiation with the Municipality of Maceió about its other requests, however, to date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and associated costs. In the same direction, Braskem became aware of the establishment of a special commission by the State of Alagoas Government to investigate possible damages caused to the State as a result of the vacation of risk areas or the geological event, and it is not possible to predict what types of claims may be formulated.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

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Consequently, the Company cannot eliminate the possibility of future developments related to the Geological Event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

The Company is negotiating with its insurers the coverage of its insurance policies. The payment of compensation will depend on technical assessment of the insurance coverage under these policies, taking into consideration the complexity of the subject. For this reason, no payment of compensation was recognized in the quarterly information of the Company.

For more information, see Note 26 (“Geological event - Alagoas”) of the Consolidated Quarterly Information of March 31, 2022.

b)	Advances on Action Fronts

Relocation and Compensation for residents

As of April 30, 2022, 14,495 proposals were presented, with an acceptance rate of 99.6%. Additionally, as of April 30, 2022, 12.637 financial compensation proposals were accepted. Under the Financial Compensation and Support for Relocation Program (“PCF”), approximately R$2.4 billion had been disbursed as of the end of April 2022.

Closing and monitoring the salt wells, environmental actions, and other technical matters

The Company obtained approval from the National Mining Agency (ANM) for the Closing Plan for the mining fronts, which complies with the rules and recommendations established by this agency, including the issuance of periodic reports on the execution of this Plan. Of the 35 mining fronts that make up the Closure Plan, 9 mining fronts belong to the Backfilling Group with sand, and until April 30, 2022, the closing of 3 mining fronts of this Group is in progress, with filling 51.3% of the total volume of cavities 7 and 19 and 35.2% of the total volume of cavity 17. Additionally, there are 15 mining fronts with activities related to buffering[17]. By April 30, 2022, 9 of the 15 mining fronts had already completed their buffering activities, 5 of which were already monitored with high-tech instruments. Finally, there are 6 mining fronts that are in the sonar monitoring group and 5 mining fronts with confirmation of natural fill, conclusion of the specialized companies hired, based on the studies carried out, a condition approved by the National Mining Agency.

Socio-urban measures

With regard to socio-urban measures, the Company’s actions are concentrated in Urban Mobility and Social Compensation, as well as other actions in the vacated areas.

For Urban Mobility actions, the Company has the support of a specialized consulting firm to define and provide details of 11 mobility actions, which were approved by the Municipality of Maceió, with the execution of the Declaration of Partial Acceptance by the Municipality of Maceió of the Socio-environmental Agreement in the area of Mobility. The mobility activities conducted jointly with contractors already have started.

For Social Compensation actions, the Company engaged a specialized company to conduct the participatory process to support discussions for defining projects, which involves data collection, research, and data analysis. Meetings already have been held with the Municipal Government of Maceió on the progress of the diagnosis and dialogues on priority topics with discussion of the preliminary results of participatory technical diagnosis.

[17] Buffering: Buffering the well consists of implementing physical barriers, such as cement paste, in order to prevent migration of fluids between permeable geological formations through the well and/or migration of fluids to the surface.

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Lastly, regarding the actions in vacated areas, activities related to demolition of the Mutange Slope are in progress.

4.1.3	FINANCIAL OVERVIEW

A) NET REVENUE: stable in U.S. dollar (+0%) and lower in Brazilian real (-7%) compared to 4Q21, explained by the 6.3% appreciation in the Brazilian real against the U.S. dollar.

Compared to 1Q21, the increase in U.S. dollar (+27%) and Brazilian real (+21%) is explained by the higher prices for PVC and main chemicals in the international market, as well as the higher sales volume of main chemicals.

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Sales by sector (%)

Sales by region (% in tons)

B) COST OF GOODS SOLD (COGS): increased in Brazilian real (+2%) and U.S. dollar (+9%) in relation to 4Q21 and in Brazilian real (+58%) and U.S. dollar (+66%) in relation to 1Q21, explained by higher prices for key petrochemical feedstocks (naphtha, ethane and propane) in the international market, influenced mainly by higher oil and natural gas prices in the international market.

In the quarter, COGS was affected by the PIS/COFINS tax credit on feedstock purchases (REIQ) in the amount of US$52 million (R$270 million) and by the Reintegra tax credit in the total amount of approximately US$0.5 million (R$2.8 million).

In March 2021, the Federal Government edited Provisional Measure No. 1,034 that would extinguish the REIQ as of August, however, in July of the same year, the National Congress approved the gradual reduction of the Regime until 2025, converted into Law No. 14,183/21. In this sense, as of July, the REIQ reduction on the PIS/COFINS rates levied on the purchase of petrochemical raw materials was 2.92%, reducing annually until 2025, as provided for in the conversion of this Provisional Measure into Law No. 14,183/21. In 2022, the current rate is 2.19%.

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Additionally, on December 31, 2021, the Federal Government changed the Provisional Presidential Decree 1,095, also with the purpose of terminating REIQ, as of April 1, 2022. Since it is a Provisional Presidential Decree, it must be passed by both houses of congress by June 1, 2022 to maintain or officially modify its effects and conversion into law. If the Decree is not taken up by both houses, the gradual reduction provided for in Federal Law 14,183/21 will come into force again.

C) SG&A EXPENSES: in U.S. dollar, the decrease in relation to 4Q21 (-4%) is mainly explained by the lower expenses with third parties. Compared to 1Q21, the increase (+32%) is due to higher expenses with communication and marketing and consulting services.

D) RECURRING EBITDA: represented 53% of Company’s consolidated Recurring EBITDA.

4.1.4	RENEWABLES

4.1.4.1 Operational Overview

a) Average utilization rate of green ethylene: in line compared to 1Q21 (-1 p.p.) and decreased in relation to 4Q21 (-18 p.p.), due to the scheduled maintenance shutdown in this unit in 1Q22.

b) Green PE sales volume: green PE sales decreased in relation to 4Q21 (-10%) and 1Q21 (-8%), due to logistic constraints in exports.

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4.1.4.2 Financial Overview

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A) SALES REVENUE OF GREEN PE (I’m greenTM bio-based) + ETBE: decreased compared to 4Q21 (-15%), due to: (i) the lower sales volume of Green PE due to logistical restrictions on exports, partially offset by contract adjustments; and (ii) the lower sales volume of ETBE, due to the anticipation of shipments by export vessels in 4Q21. Compared to 1Q21, net sales revenue increased (+51%), due to: (i) the higher ethanol price and optimization of the portfolio; and (ii) stabilization of the ETBE (produced based on renewable feedstock, ethanol in its composition) operation after conversion of the MTBE plant[18] in Rio Grande do Sul, which increased product availability.

B) RECURRING EBITDA: Recurring EBITDA from Green PE, in Brazilian real, decreased in relation to 4Q21 (-16%) and 1Q21 (-30%), mainly due to the lower sales volume caused by logistics constraints.

[18] Conversion of the MTBE Unit: implemented in the industrial complex of Rio Grande do Sul, the initiative aimed to convert the production of MTBE (methyl tert-butyl ether) to ETBE (ethyl tert-butyl ether), a fuel additive with lower CO2 emissions and better margins.

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4.2	UNITED STATES & EUROPE

Recurring EBITDA was US$295 million (R$1.5 billion), up 5% from 4Q21, mainly due to the higher sales volume of PP in both regions, accounting for 33% of Company’s consolidated Recurring EBITDA. Compared to 1Q21, Recurring EBITDA decreased 6% in U.S. dollar, due to the lower PP spread and PP sales volume in Europe.

4.2.1	OPERATIONAL OVERVIEW

a) PP demand: in the United States, PP demand decreased (-1%) compared to 4Q21, due to the impact of logistics constraints in the period. In relation to 1Q21, the increase (+9%) is due to the impact of Winter Storm Uri in the U.S. Gulf Coast on the 1Q21 demand.

In Europe, the decrease in relation to 4Q21 (-4%) is explained by the high inventory levels in the period. Compared to 1Q21, the increase in demand (+3%) is explained by higher consumption in 1Q22 due to converters’ expectation of price increase in the region in the coming quarters.

b) Average utilization rate of PP plants: in the United States, the rate increased in relation to 4Q21 (+15 p.p.) due to the normalization process of operations after a scheduled maintenance shutdown at one of the plants in the region during 4Q21. Compared to 1Q21, the rate increased (+10 p.p.), mainly due to the impacts from Winter Storm Uri on the U.S. Gulf Coast in 1Q21.

In Europe, the utilization rate increased compared to 4Q21 (+5 p.p.), due to the normalization of production after the restarting of operations of a local supplier after a scheduled maintenance shutdown in the previous quarter. Compared to 1Q21, the rate decreased (-4 p.p.), due to feedstock supply constraints and to control inventory due to lower demand expectations in a high price scenario.

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c) PP sales volume: in the United States, sales volume increased in relation to 4Q21 (+9%) and 1Q21 (+3%), due to higher product availability.

In Europe, PP sales volume increased (+9%) in relation to 4Q21, reflecting the higher product availability for sale in the period. Compared to 1Q21, the decrease (-6%) is explained by lower product availability and lower demand.

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4.2.2	FINANCIAL OVERVIEW

A) NET REVENUE: increased in U.S. dollar (+4%) in relation to 4Q21, explained by higher PP price in Europe and by higher PP sales volumes in the United States and Europe. In Brazilian real, net revenue decreased (-2%), due to the 6.3% appreciation in the Brazilian real against the U.S. dollar.

Compared to 1Q21, the increase in Brazilian real (+3%) and U.S. dollar (+8%) is explained by higher PP price in Europe and higher PP sales volume in the United States.

B) COST OF GOODS SOLD (COGS): increased in U.S. dollar (+5%) in relation to 4Q21, explained by the higher propylene price in Europe and the higher PP sales volumes in the United States and Europe. In Brazilian real, COGS decreased (-2%), due to the 6.3% appreciation in the Brazilian real against the U.S. dollar.

Compared to 1Q21, the increase in Brazilian real (+8%) and U.S. dollar (+13%) is explained by the higher propylene price in Europe and higher PP sales volume in the United States.

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C) SG&A EXPENSES: in U.S. dollar, the decrease in relation to 4Q21 (-8%) is mainly explained by the lower expenses with consulting services. Compared to 1Q21, the increase (+8%) is due to higher fixed costs with legal services.

D) RECURRING EBITDA: represented 32% of the Company’s consolidated Recurring EBITDA.

4.3	MEXICO

Recurring EBITDA was US$136 million (R$708 million), 15% lower than in 4Q21, reflecting the lower PE spread in the international market in the period, which accounted for 15% of the Company’s consolidated Recurring EBITDA. Compared to 1Q21, Recurring EBITDA increased 44%, due to the higher PE sales volume.

4.3.1	OPERATIONAL OVERVIEW

a) Feedstock: in 1Q22, PEMEX supplied 33,500 barrels per day, which is above the volume stipulated in the amendment to the ethane supply agreement executed in October 2021. In addition, to complement the supply of ethane by Pemex, Braskem Idesa imported from the United States 16,200 barrels of ethane on average per day, which represents around 65% of Fast Track’s current capacity, due to the weather events that occurred in February 2022.

b) PE demand in Mexican market: increase (+3%) compared to 4Q21 and 1Q21 (+16%) due to higher consumption in the infrastructure and civil construction sectors. Compared to 1Q21, the lower effects of COVID in the period also impacted the increase in demand.

c) Average utilization rate of PE plants: stable in relation to 4Q21 (-1 p.p.). In 1Q22, ethane supply by PEMEX was 33,500 barrels per day, higher than the volume established in the amendment to the ethane supply agreement (30,000 barrels per day). Additionally, the Fast Track solution complemented the supply of feedstock with 16,200 barrels per day of ethane imported from the United States, representing 65% of the Fast Track utilization rate, due to the weather problems that occurred in February 2022.

Compared to 1Q21, the increase (+22 p.p.) is mainly explained by the operation of Braskem Idesa's industrial assets based on an experimental business model in January and February 2021, following the interruption in natural gas transport service in early December 2020.

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d) PE sales volume: increased (+15%) compared to 4Q21, due to higher product availability for sale because of the maintenance of production at healthy levels and consumption of the Company's inventory. In relation to 1Q21, the increase (+63%) is explained by the higher product availability for sale compared to the prior-year period.

4.3.2	FINANCIAL OVERVIEW

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A) NET REVENUE: decreased in U.S. dollar (-1%) compared to 4Q21 due to the lower PE price in the international market. In Brazilian real, net revenue decreased (-7%), explained by the 6.3% appreciation in the Brazilian real against the U.S. dollar.

Compared to 1Q21, the increase in U.S. dollar (+59%) and Brazilian real (+51%) is mainly explained by the higher PE sales volume in the period.

Sales by sector (%)

Sales by region (% in tons)

B) COST OF GOODS SOLD (COGS): increased in Brazilian real (+8%) and U.S. dollar (+15%) compared to 4Q21, due to the higher PE sales volume and the higher ethane price in the international market.

Compared to 1Q21, the increase in Brazilian real (+71%) and U.S. dollar (+80%) is explained by the higher ethane price in the international market and the higher PE sales volume.

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C) SG&A EXPENSES: in U.S. dollar, the decrease in relation to 4Q21 (-6%) is mainly explained by the reduction in fixed expenses with communication and marketing. Compared to 1Q21, the increase (+7%) is due to the higher fixed expenses with maintenance and facilities services.

D) RECURRING EBITDA: represented 15% of the Company’s consolidated Recurring EBITDA.

5.	CONSOLIDATED FINANCIAL OVERVIEW

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5.1	REVENUE BY REGION

5.2	COST OF GOODS SOLD (COGS)

5.3	OTHER REVENUE (EXPENSE), NET

The Company recorded in 1Q22 a net expense of R$133 million, mainly due to (i) the accounting provision of R$88 million related to the updating of expenses associated with the geological event in Alagoas; and (ii) fines, rescissions, and indemnifications in the amount of R$20 million, which is mainly explained by the take-or-pay clause in the raw materials agreement with a domestic supplier.

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5.4	RECURRING EBITDA[19]

In 1Q22, the Company’s Recurring EBITDA was US$920 million, 19% lower than 4Q21, mainly due to: (i) the normalization of international spreads for main chemicals and resins in Brazil, for PP in the USA & Europe and for PE in Mexico; (ii) lower sales volume of main chemicals and resins in the Brazil segment; and (iii) the appreciation in the Brazilian real against the U.S. dollar of 6.3%.

Compared to 1Q21, the Company’s Recurring EBITDA in U.S. dollar contracted 27%, due to: (i) the normalization of international spreads for main chemicals, PE and PP in Brazil, for PP in the USA and for PE in Mexico; (ii) the lower sales volume of resins in Brazil and PP in Europe; and (iii) the appreciation in the Brazilian real against the U.S. dollar of 4.4%. In Brazilian real, Recurring EBITDA was R$4.8 billion, lower 23% and 30% than 4Q21 and 1Q21, respectively, due to the appreciation of the Brazilian real against the U.S. dollar.

[19] Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations from the revenues and costs related to transfers of products among these regions.

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5.5	FINANCIAL RESULT

Financial expenses: decreased in relation to 4Q21 (-12%), mainly due to (i) the impact of the appreciation of the real against the dollar on the principal in foreign currency; and (ii) the accounting recognition in 4Q21 of financial expense related to income tax on the loan to be received from Braskem Idesa. In relation to 1Q21, the 23% decrease can be explained by (i) the impact of the appreciation of the real against the dollar on the principal in foreign currency; and (ii) the higher expenses with derivatives in 1Q21 due to the settlement of export credit notes.

Financial revenue: increased in relation to 4Q21 (+30%), mainly due to the impact of higher revenue from derivatives. Compared to 1Q21, the decrease (-56%) is explained by the nonrecognition of interest on tax assets related to overpayments of PIS and COFINS tax liabilities in prior periods.

Net Foreign exchange variation: increased compared to 4Q21 and 1Q21, mainly due to the appreciation in the Brazilian real against the U.S. dollar on the average dollar exposure of US$2.7 billion.

Transactions in financial instruments under hedge accounting

In the quarter, the Company registered US$175 million (R$346 million) in exports from a flow that was discontinued. The initial designation rate was US$1/R$2.0017, while the average realization rate was US$1/R$3.9786.

The balance of financial instruments designated for hedge accounting ended 1Q22 at US$4.7 billion.

Long-term Currency Hedge Program:

Braskem’s feedstock and products have prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollars. Starting in 2016, Braskem contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The main purpose of the program is to mitigate U.S. dollar call and put option agreements, protecting estimated flows for a 24-month period.

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On March 31, 2022, Braskem had a notional value outstanding of put options of US$1.6 billion, at an average exercise price of R$/US$4.82. At the same time, the Company also had a notional value of outstanding call options of US$1.1 billion, at an average exercise price of R$/US$6.86. The contracted operations have a maximum term of 24 months. The mark-to-market (fair value) of these Zero Cost Collar (“ZCC”) operations was positive R$275 million at the end of the quarter.

As a result of the appreciation in the Brazilian real in relation to the U.S. dollar during the program, the Company exercised part of the put options of the ZCC program. The effect on cash flow for 1Q22 was R$23 million.

5.6	NET INCOME

In 1Q22, the Company registered net income attributable to shareholders of R$3.9 billion, representing R$4.88 per common share and class “A” preferred share[20]. Additionally, the Company’s net margin in the period was 15%.

5.7	INVESTMENTS

The Company’s estimates corporate investments in 2022 of R$5.6 billion (US$1.0 billion), divided as follows: (i) R$4.9 billion (US$0.9 billion) for operating investments; and (ii) R$0.6 billion (US$0.1 billion) for strategic investments.

The capital expenditures to be made by Braskem Idesa during 2022 are estimated at R$1.2 billion (US$0.2 billion).

Operating Investments 1Q22: the largest disbursements for operating investments in the quarter were for: (i) preparations for the scheduled maintenance shutdown of the feedstock plant at the Triunfo Petrochemical Complex in Rio Grande do Sul, which started on April 19, 2022, and is expected to last 40 days; (ii) preparation for the scheduled shutdowns of the PE plants in Bahia; and (iii) preparation for the scheduled maintenance shutdowns of the PVC and chlor-alkali plants in Alagoas scheduled for May 2022.

The main operating investments made by Braskem Idesa in the quarter were in reliability initiatives and spare parts. Regarding the strategic investment to build an ethane import terminal with a potential partner, disbursements throughout 1Q22 are classified as expenses and not investments.

Strategic Investments 1Q22: expenditures were allocated to: (i) the project to expand biopolymers production capacity in the Triunfo Petrochemical Complex in Rio Grande do Sul; and (ii) the construction of a recycling line for high-quality post-consumer resin in Brazil.

[20] For the class “B” preferred shares, the amount is R$0.61 per share.

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The total projected investment of R$5.6 billion (US$1.0 billion) includes R$1.4 billion (US$259 million) for projects related to Braskem’s Sustainable Development Macro-Objectives to be carried out over the course of 2022.

In 1Q22, the main investments related to Braskem’s Sustainable Development Macro-Objectives were in: (i) the project to expand biopolymers production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul; (ii) the projects associated with reducing CO2 emissions and capturing energy efficiency gains at plants; (iii) the projects related to industrial safety; and (iv) the construction of a recycling line for high-quality post-consumer resin in Brazil.

5.8	CASH FLOW

Recurring cash generation in 1Q22 was R$467 million, mainly explained by (i) the Recurring EBITDA in the quarter; and (ii) the monetization of PIS/COFINS credits in the amount of approximately R$559 million. These positive impacts are mainly offset by: (i) the negative variation in working capital; (ii) the payment of interest in the quarter; (iii) payment of IR/CSLL due to Recurring EBITDA; and (iv) the consumption of the Company's operational and strategic capex. Adding payments related to the Alagoas geological event, the Company presented in 1Q22 a cash consumption of R$176 million.

With regard to the variation in working capital, the consumption of R$2.2 billion was mainly due to:

i.	the higher sales volume in Accounts Receivable

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ii.	the increase in the volume of finished products, due to the preparation for the scheduled maintenance shutdown at the Triunfo Petrochemical Complex in Rio Grande do Sul, and the higher price of raw materials in the international market in Inventories

5.9	DEBT MATURITY PROFILE AND RATING
5.9.1	BRASKEM (ex-BRASKEM IDESA)

On March 31, 2022, the average debt term was around 14.0 years, with 52% of maturities concentrated after 2030. The weighted average cost of the Company’s debt was exchange variation plus 5.3%.

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Debt US$ million	mar/22 (A)	dec/21 (B)	mar/21 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Consolidated Gross Debt	8,774	8,495	9,713	3%	-10%
in R$	288	119	299	143%	-4%
in US$	8,486	8,376	9,415	1%	-10%
(-) Debt - Braskem Idesa	**2,210**	**2,206**	**2,308**	**0%**	**-4%**
in US$	2,210	2,206	2,308	0%	-4%
(+) Financing Derivatives	**-**	**-**	**-**	**n.a.**	**n.a.**
in US$	-	-	-	n.a.	n.a.
(=) Gross Debt (Ex-Braskem Idesa)	6,564	6,289	7,406	4%	-11%
in R$	288	119	299	143%	-4%
in US$	6,276	6,170	7,107	2%	-12%
Cash and Cash Equivalents Consolidated	2,577	2,184	2,876	18%	-10%
in R$	716	803	1,825	-11%	-61%
in US$	1,860	1,382	1,051	35%	77%
(-) Cash and Cash Equivalents - Braskem Idesa	**394**	**318**	**175**	**24%**	**126%**
in US$	394	318	175	24%	126%
(-) Exclusive Cash to Alagoas	**109**	**149**	**233**	**-26%**	**-53%**
in R$	109	149	233	-26%	-53%
(-) Cash to Injunction of ICMS Benefit[1]	**239**	**198**	**-**	**21%**	**n.a.**
in R$	239	198	-	21%	n.a.
(-) Cash and Cash Equivalents (Ex-Braskem Idesa and Alagoas)	1,834	1,520	2,469	21%	-26%
in R$	368	456	1,592	-19%	-77%
in US$	1,466	1,064	876	38%	67%
(=) Adjusted Net Debt	4,731	4,769	4,937	-1%	-4%
in R$	(80)	(337)	(1,294)	-76%	-94%
in US$	4,810	5,106	6,231	-6%	-23%
(+) Global Agreement	**205**	**292**	**305**	**-30%**	**-33%**
in R$	174	201	190	-13%	-8%
in US$	30	91	115	-66%	-74%
Recurring EBITDA (LTM)	4,618	5,024	2,741	-8%	68%
Adjusted Net Debt/Recurring EBITDA (LTM)	1.07x	1.01x	1.91x	6%	-44%
(-) Hybrid Bond[2]	**308**	**314**	**306**	**-2%**	**1%**
in US$	308	314	306	-2%	1%
(=) Adjusted Net Debt with 50% of hybrid bond	4,627	4,747	4,936	-3%	-6%
Adjusted Net Debt/Recurring EBITDA (LTM) with hybrid bond	1.00x	0.94x	1.80x	6%	-44%

[1]In 4Q21, the Company obtained an injunction to exclude ICMS tax incentives and benefits applicable to its operations, granted by the States and the Federal District, from the income tax calculation base as of 2021, which will result in a reduction in cash disbursement in 2021 of approximately R$1.1 billion. Given the initial phase of the process, the Company considers the matter as an uncertain tax treatment and, therefore, the amount of R$ 1.1 billion remains recorded as taxes payable.

[2]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment.

The liquidity position of US$1.8 billion is sufficient to cover the payment of all liabilities coming due in the next 69 months, and it does not consider the international stand-by credit facility of US$1 billion available through 2026.

In January, the Company disbursed the funds related to the first CRA - Agribusiness Receivables Certificates structured by the Company for the purchase of ethanol, which is used as feedstock to produce Green PE (I’m greenTM bio-based) and ETBE. This operation, in the amount of R$721 million in two series of 7 years and 10 years, highlights Braskem's entry into the Brazilian fixed income market

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Rating

5.9.2	BRASKEM IDESA

On March 31, 2022, the average debt term was around 8.6 years, with 93% of maturities concentrated after 2029. Braskem Idesa’s average weighted cost of debt was exchange variation plus 7.1%.

39

Rating

In March 2022, Fitch Rating (“Fitch”) upgraded the credit rating for Braskem Idesa to BB-, with a Stable Outlook.

The change in rating reflects: (i) the improvement in Braskem Idesa’s business risk and financial flexibility; (ii) the lower uncertainty regarding the amendment to the ethane supply agreement with PEMEX, and the sustainable operations of the Fast Track solution; (iii) the agreement to build an Ethane Import Terminal; and (iv) the agency’s expectation that Braskem Idesa will remain highly profitable due to its large size and modern facilities.

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6.	ESG
6.1	ENVIRONMENTAL
6.1.1	Circular Economy
▪	Advanced Recycling (USA): acquisition of a non-controlling interest in Nexus Circular LLC in January 2022. Nexus is a company engaged in advanced recycling that converts plastics that would have been sent to landfills into circular feedstock used in the production of sustainable virgin plastics.
▪	Partnership with Molécoola (Cashback company): Braskem joined forces with the startup Molécoola in a project to install ten collection points for recyclable material in various areas around the state of São Paulo to promote awareness about the significance of properly disposing of solid waste and to encourage participation in recycling. So, five collections points are already operational: São Vicente, Campinas, Santo André and São Paulo Capital (Vila Lobos and Cambuci).

Recycled Sales (I’m greenTM Recycled)

▪	Brazil: compared to 4Q21, the sales of recycled resins decreased (-21%), due to inventory buildup in the production chain. Compared to 1Q21, recycled resin sales volume increased (+157%), reflecting the strategy to expand sales and mature the business. Sales volume of chemicals[21] decreased in relation to 4Q21 (-11%), due to the scheduled maintenance shutdown in the green ethylene plant during 1Q22 and portfolio optimization and increased in relation to 1Q21 (+34%), due to the higher availability of products.
▪	United States & Europe: sales volume decreased in relation to 4Q21 (+3%) and 1Q21 (+139%), due to the higher product availability resulting from expansion of the supplier base.
▪	Mexico: decrease compared to 4Q21 (-38%) and 1Q21 (-30%), due to the effect of inventory buildup in the chain at the end of 2021.

6.1.2	Eco-indicators[22]

The higher production volume, given the resumption of operations at the chlor-alkali unit in Alagoas, the higher production of Braskem Idesa, and the improvement in the global scenario regarding the COVID pandemic have primarily influenced the eco-efficiency indicators of the Company´s plants in the year to date. Ecoefficiency in water consumption and wastewater generation decreased (-3% and -7%, respectively) compared to 1Q21, due to: (i) improved in ecoefficiency at some units, such as Braskem Idesa, Rio Grande do Sul and ABC; and (ii) the consolidation of disposal control procedures in Bahia, which were previously carried out by several companies and were unified.

[21] Circular chemicals are not sold under the I’m greenTM bio-based brand.

[22] Data may be revised depending on internal updates.

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The energy consumption indicator decreased (-4%) in relation to the same period of 2021, due to improvement in the energy performance of the Company’s petrochemical complexes and the increase in electricity purchases by the plant in Rio Grande do Sul.

The solid waste generation eco-indicator was 2.25kg/t, up 18% over the same period of previous year, explained by the increase in absolute solid waste generation, mostly in Alagoas, as a result of maintenance, equipment cleaning and unscheduled shutdowns.

6.2	SAFETY AND SOCIAL RESPONSIBILITY

HEALTH AND SAFETY

▪	People Safety: the consolidated reported and lost time injury-frequency rate in the year to date was 1.18 event per million hours worked, an increase of 55% from the same period of 2021.
▪	Process Safety: the year-to-date TIER 1 rate[23] was 0.07 event per million hours worked, down 12% from the same period of 2021. The rate maintains Braskem on level with its peers in the global chemical industry considered industry references in safety. The TIER 2[24] was 0.44 event per million hours worked.

SOCIAL RESPONSIBILITY AND HUMAN RIGHTS

▪	Internship Program 2022: this cycle kept the more flexible criteria, such as the English language requirement, in addition to training all team members participating in the process. During 1Q22, 207 interns joined the Company, with black individuals accounting for 45 percent of new recruits, up 11 percent from 2021, and people with disabilities accounting for 6 percent, up 100 percent from 2020.
▪	Global Diversity, Equity and Inclusion Forum: Launch of the first Global Diversity, Equity and Inclusion Forum, to establish the Company's action plans in regard to the topic, based on the specificity of the regions in which it operates, and in alignment with the Company's strategy.

6.3	CORPORATE GOVERNANCE
▪	Sustainable Development Advisory Board: the Company created an external sustainable development advisory board constituted by four independent experts, who were selected based on experience and diversity of backgrounds. The external board will support the Global Sustainable Development Committee, which is integrated by Company executives, in guiding the strategies for 2030 and 2050, based on unbiased perspectives of issues related to the environment, health and safety, social responsibility and other relevant ESG topics. Two meetings were held in 2022 in which themes involving Climate Change and the Circular Economy were discussed with members.

[23] Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 1, based on the product released, or any release that causes: fatality or lost-time injury of an employee or third party, hospital damages or fatality of the external public, financial losses greater than US$100,000, or evacuation of the community.

[24] Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 2, based on the product released, or any release that causes: reportable injury of own employee or third party and financial loss greater than US$2,500.

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▪	ISO 37001 Certification[25]: QMS Undertook an external audit to reaffirm ISO 37001 Certification, in during which the auditor identified opportunities for improvement to the Company. Audits are performed annually during the certification´s validity period (3 years).
▪	Audit and Internal Controls: 10 projects were completed, yielding 47 improvements and around 70 action plans. A detailed assessment of the effectiveness of SOx controls, as well as the risks and controls related to Commissions, Approval Powers, Product Stewardship, Health and Safety, Related Parties, Management of Consent Decrees and Agreements signed with Supervisory Agencies, were among the projects completed with a global scope.

▪  Risk Management: creation of a global risk map taking the Russia- Ukraine conflict, given the scenario of siginificant price volatility and logistical constraints.

▪	ESG Monitoring by BoD[26]: the Board of Directors and its Advisory Committees regularly evaluate the progress achieved in the Company’s ESG practices, which include monitoring the assessment of corporate risks related to the topic. In 1Q22, the following topics were covered:

(i) In April 2022, the company's management proposed increasing dividends of R$1.35 billion, in accordance with the company's value-creation and shareholder-return strategy.

(ii) At the Shareholders Meetings held on Abril 19, 2022, new members of the Board of Directors, and its advisory committees, were elected. Under its present form, the Board now has 5 independent directors out of a total of 11 members.

(iii) Review and approval of investments in innovation and sustainability that are aligned with the company's long-term objectives.

7.	CAPITAL MARKETS
7.1	STOCK PERFORMANCE

On March 31, 2022, Braskem’s stock was quoted at R$44.30/share (BRKM5) and US$18.64/share (BAK). The Company’s shares are listed on the Level 1 corporate governance segment of the B3 – Brasil, Bolsa e Balcão and on the New York Stock Exchange (NYSE) through Level 2 American Depositary Receipts (ADRs). Each Braskem ADR (BAK) corresponds to two class “A” preferred shares issued by the Company.

[25] ISO 37001 is the Anti-bribery Management System developed by the International Organization for Standardization (ISO).

[26] Board of Directors.

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7.2	CORPORATE DEBT SECURITIES PERFORMANCE

Bond	Unity	Maturity	1Q22 (A)	4Q21 (B)	1Q21 (C)	Var. (A)-(B)	Var. (A)-(C)
Braskem '23 - yield	%	Jan/23	2.41%	1.76%	1.70%	65 bps	71 bps
Braskem '23 - price	USD		101.04	101.96	103.33	-0.92	-2.29
Braskem '24 - yield	%	Feb/24	3.53%	1.88%	2.32%	165 bps	121 bps
Braskem '24 - price	USD		105.20	109.37	111.50	-4.18	-6.30
Braskem '28 - yield	%	Jan/28	4.76%	3.39%	4.04%	137 bps	72 bps
Braskem '28 - price	USD		98.87	106.19	102.90	-7.32	-4.03
Braskem '30 - yield	%	Jan/30	5%	4%	4%	136 bps	48 bps
Braskem '30 - price	USD		97.24	106.53	100.44	-9.29	-3.19
Braskem '41 - yield	%	Jul/41	6.20%	4.82%	5.99%	138 bps	21 bps
Braskem '41 - price	USD		110.65	129.26	113.45	-18.61	-2.80
Braskem '50 - yield	%	Jan/50	5.94%	4.91%	5.88%	103 bps	6 bps
Braskem '50 - price	USD		99.47	115.01	100.24	-15.55	-0.78
Braskem Hybrid - yield	%	Jan/81	9.50%	8.90%	9.02%	60 bps	48 bps
Braskem Hybrid - price	USD		109.37	116.73	113.84	-7.36	-4.46
US Treasury 2y	*%*	-	*2.34%*	*0.73%*	*0.16%*	*161 bps*	*218 bps*
US Treasury 10y	*%*	-	*2.34%*	*1.51%*	*1.74%*	*83 bps*	*60 bps*
US Treasury 30y	*%*	-	*2.45%*	*1.90%*	*2.41%*	*55 bps*	*4 bps*

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8.	LIST OF ANNEXES:

45

ANNEX I

Consolidated Income Statement

ANNEX II

Consolidated Recurring EBITDA Calculation

46

ANNEX III

Indicators

Indicators US$ million	1Q22 (A)	4Q21 (B)	1Q21 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating					
Recurring EBITDA	920	1,135	1,266	-19%	-27%
Operating Margin[1]	18%	22%	31%	*-4 p.p.*	*-12 p.p.*
SG&A/Net Revenue (%)	5%	5%	5%	*0 p.p.*	*0 p.p.*
Financial[2]					
Adjusted Net Debt	4,935	5,061	5,242	-2%	-6%
Adjusted Net Debt/Recuring EBITDA (LTM)[3]	1.00x	0.94x	1.80x	6%	-44%
Recurring EBITDA (LTM)/Interest Paid (LTM)	12.99	13.07	6.24	-1%	108%
Company Valuation					
Share Price (Final)	9.4	10.3	7.0	-9%	34%
Shares Outstanding (Million)[4]	796	796	796	0%	0%
Market Cap	7,446	8,223	5,545	-9%	34%
Adjusted Net Debt	6,297	6,477	6,858	-3%	-8%
Braskem	4,935	5,061	5,242	-2%	-6%
Braskem Idesa (75%)	1,362	1,416	1,616	-4%	-16%
Enterprise Value (EV)[5]	15,253	16,074	13,887	-5%	10%
Recurring EBITDA LTM	5,129	5,490	2,981	-7%	72%
Braskem	4,618	5,024	2,741	-8%	68%
Braskem Idesa (75%)	511	466	240	10%	113%
EV/Recurring EBITDA LTM	3.0x	2.9x	4.7x	2%	-36%
FCF Yield (%)	21%	24%	13%	*-3 p.p.*	*8 p.p.*
TSR (%)[6]	-9%	7%	54%	*-16 p.p.*	*-63 p.p.*

[1]It considers the Recurring EBITDA in relation to net revenue
[2]Does not consider Net Debt, Recurring EBITDA and Interest Paid of Braskem Idesa
[3]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment
[4]Does not consider shares held by treasury
[5]It considers the provision related to the geological event of Alagoas
[6]It considers TSR from the quarter

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ANNEX IV

Consolidated Balance Sheet

48

ANNEX V

Consolidated Cash Flow

49

ANNEX VI

Braskem Idesa Income Statement

ANNEX VII

Braskem Idesa Balance Sheet

50

ANNEX VIII

Braskem Idesa Cash Flow

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.